FEDERAL INSURANCE COMPANY

Endorsement No:	5

Bond Number:	82599034

NAME OF ASSURED:       FAIRHOLME FUNDS, INC.

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Fairholme Funds, Inc.

5966 S Dixie Highway, Suite 300

South Miami, Florida 33143

This Endorsement applies to loss discovered after 12:01 a.m. on July 1, 2022.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 18, 2022	By
Authorized Representative

ICAP Bond
Form 17-02-0949 (Rev. 1-97)	Page 1